Filed Pursuant to Rule 424(b)(7)

Registration File No. 333-131278

Prospectus Supplement No. 3

(To Prospectus dated January 25, 2006 and Prospectus Supplement dated June 14, 2006, as supplemented by
Prospectus Supplement No. 1 dated June 30, 2006 and Prospectus Supplement No. 2 dated July 19, 2006)

United Dominion Realty Trust, Inc.

$250,000,000 Principal Amount of 4.00% Convertible Senior Notes due 2035

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus supplement dated June 14, 2006 to the prospectus dated January 25, 2006 of United Dominion Realty Trust, Inc., as supplemented by prospectus supplement No. 1 dated June 30, 2006 and prospectus supplement No. 2 dated July 19, 2006, which we collectively refer to as the “prospectus,” covering resales by selling securityholders identified therein of our 4.00% convertible senior notes due 2035 and shares of our common stock into which the notes are convertible.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement updates information in the “Selling Securityholders” and “Plan of Distribution” sections of the prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus, as amended and supplemented.  This prospectus supplement may not be delivered or utilized without the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

To read about certain factors you should consider before investing in the notes and our common stock, see “Risk Factors” beginning on page S-4 of the prospectus supplement dated June 14, 2006 and page 3 of the prospectus dated January 25, 2006.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 25, 2006.

The information appearing under the sections entitled “Selling Securityholders” and “Plan of Distribution” on pages S-45 through S-49 of the prospectus supplement dated June 14, 2006 is amended and restated in its entirety by the information below.

SELLING SECURITYHOLDERS

We originally issued the notes to Goldman Sachs & Co. in a private placement on December 19, 2005 and in connection with the closing of the related over-allotment option to purchase additional notes on December 30, 2005.  The notes were immediately resold by the initial purchaser to persons reasonably believed by the initial purchaser to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act.  Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and our common stock issuable upon conversion of the notes pursuant to this prospectus supplement and accompanying prospectus.  Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus supplement and accompanying prospectus.  The information is based on information provided to us by or on behalf of the selling securityholders on or prior to August 24, 2006.

Because the selling securityholders may offer all, some or none of the notes or common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the named selling securityholders will sell all of the notes or common stock issuable upon conversion of the notes.  In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.  Unless otherwise indicated below, to our knowledge no selling securityholder named in the table below beneficially owns one percent or more of our common stock, assuming conversion of such selling securityholder’s notes.

To our knowledge, except as described below, the selling securityholders have sole voting and investment power with respect to all of the securities shown as beneficially owned by them.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby ($)	Percentage of Notes Outstanding	Common Stock Offered Hereby(1)	Percentage of Common Stock Outstanding(2)

Alembic Ltd.	73,000	*	2,578	*
Basso Fund Ltd.	530,000	*	18,717	*
Basso Holdings Ltd.	5,575,000	2.2%	196,883	*
Basso Multi-Strategy Holding Fund Ltd.	1,395,000	*	49,264	*
Bunting Family III, LLC-Capital Appreciation(3)(4)	26,000	*	918	*
Captive Investors Fund	1,164,000	*	41,107	*
Cheyne Fund LP	22,000,000	8.8%	776,938	*
Cheyne Leverage Fund LP	18,700,000	7.5%	660,397	*
DBAG London (3)	9,895,000	4.0%	349,445	*
Goldman Sachs & Co.(3)	2,700,000	1.1%	95,351	*
Goldman Sachs & Co. Profit Sharing Master Trust(3)	501,000	*	17,693	*
ING Investors Trust-ING T. Rowe Price Capital Appreciation Portfolio(3)(4)	9,795,000	3.9%	345,914	*
JPMorgan Securities Inc.(3)	8,586,000	3.4%	303,218	*
KBC Financial Products USA Inc.(3)	5,500,000	2.2%	194,234	*
Knollwood Investment Partnership Capital Appreciation(3)(4)	51,000	*	1,801	*
Merrill Lynch, Pierce, Fenner & Smith, Inc.(3)	4,637,000	1.9%	163,757	*
0Z Special Funding (OZMD), L.P.	22,499,000	9.0%	794,561	*
Penn Series Funds, Inc.-Flexibly Managed Fund(3)(4)	4,165,000	1.7%	147,088	*
Performa International Convertible Bond Fund Ltd.	1,844,000	*	65,121	*
Redbourn Partners Ltd.	1,250,000	*	44,144	*

S.A.C. Arbitrage Fund, LLC	3,500,000	1.4%	123,603	*
T. Rowe Price Capital Appreciation Fund(3)(4)	28,670,000	11.5%	1,012,492	*
T. Rowe Price Capital Appreciation Trust(3)(4)	370,000	*	13,066	*
Tricor Re Investment Fund Ltd.	219,000	*	7,734	*
UBS AG London F/B/O HFS(3)	7,500,000	3.0%	264,865	*
UBS Securities LLC(3)	3,000,000	1.2%	105,946	*
Yield Strategies Fund I, L.P.	1,250,000	*	44,144	*
All other holders of notes or future transferees of such holders(5)	84,605,000	33.8%	2,987,859	2.2%

*                    Less than 1%.

(1)             Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the current conversion rate of 35.3154 shares of our common stock per $1,000 principal amount at maturity of the notes.  This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rate Adjustments.”  As a result, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)             Calculated based on 134,619,464 shares of our common stock outstanding as of August 24, 2006.  In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)             The selling securityholder has informed us that it is, or is an affiliate of, a registered broker-dealer.  Each such selling securityholder has represented to us that it acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the extent that we become aware that any such selling securityholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a supplement to this prospectus supplement to designate such selling securityholder as an “underwriter” within the meaning of the Securities Act of 1933.

(4)             T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by this selling securityholder.  For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. may be deemed to be the beneficial owner of all of the notes and shares of common stock issuable upon conversion of the notes held by the selling securityholder; however, T. Rowe Price Associates, Inc. expressly disclaims beneficial ownership of such securities.  T. Rowe Price Associates, Inc. is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(5)             Assumes that any other holder of notes or any future transferee of any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes.

Information about the selling securityholders may change over time.  Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their pledgees, donees, partnership distributees and other transferees receiving the notes or common stock from the selling securityholders in non-sale transfers, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions at:

•   fixed prices that may be changed;

•   prevailing market prices at the time of sale;

•   prices related to the prevailing market prices;

•   varying prices determined at the time of sale; or

•   negotiated prices.

These sales may be effected in transactions, which may involve cross or block transactions, in the following manner:

•   on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

•   in the over-the-counter-market;

•   in transactions otherwise than on these exchanges or services or in the over-the-counter market (privately negotiated transactions);

•   through the writing and exercise of options (including the issuance of derivative securities), whether these options or such other derivative securities are listed on an options or other exchange or otherwise;

•   through the settlement of short sales;

•   through any combination of the foregoing; or

•   by any other legally available means.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out short positions.  In addition, the selling securityholders may sell the notes and the underlying common stock short and deliver the notes and underlying common stock to close out short positions or loan or pledge the notes or the underlying common stock to broker-dealers or other financial institutions that in turn may sell such securities.  Selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealers or other financial institutions of the notes or the underlying common stock or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus supplement and accompanying prospectus or may decide not to sell notes or the underlying common stock under this prospectus supplement and accompanying prospectus.  In addition, selling securityholders may sell or transfer their notes and shares of common stock issuable upon conversion of the notes other than by means of this prospectus supplement and accompanying prospectus.  In particular, any securities covered by this prospectus supplement and accompanying prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold thereunder, rather than pursuant to this prospectus supplement and accompanying prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions.  A selling securityholder reserves the right to accept and, together with their agents, to reject any proposed purchase of notes or common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “UDR.”  We do not intend to list the notes on any securities exchange or for quotation through Nasdaq.  The notes are eligible for trading on The Portal Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market.  Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act.  As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.  If the selling securityholders were deemed to be underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

Any selling securityholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.  As a result, such selling securityholders are an underwriter in connection with the sale of the notes or the shares of common stock issuable upon conversion of the notes covered by this prospectus supplement and accompanying prospectus.  Goldman Sachs & Co., JPMorgan Securities Inc., KBC Financial Products USA Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., UBS AG London and UBS Securities LLC have identified themselves as broker-dealers and are, therefore, underwriters in connection with the sale of the notes or the shares of common stock issuable upon conversion of the notes covered by this prospectus supplement and accompanying prospectus.  Such selling securityholders have informed us that they have purchased their notes in the open market and in the ordinary course of business, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by such securityholders.

The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act.  The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person.  In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution.  This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus supplement and accompanying prospectus is a part.

We entered into a registration rights agreement for the benefit of the holders of the notes to register the notes and the common stock issuable upon conversion of notes under applicable federal securities laws under specific circumstances and specific times.  Under the registration rights agreement, the selling securityholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act.  We will pay substantially all of the expenses incident to the registration of the notes and the common stock, except that the selling securityholders will pay all brokers’ commissions and, in connection with an underwritten offering, if any, underwriting discounts and commissions. See “Registration Rights” above.